Exhibit 99.1 PRESS RELEASE For immediate distribution

BRP REPORTS FISCAL YEAR 2027 FIRST QUARTER RESULTS

Highlights

●	Revenues of $2,391.8 million, an increase of 29.5% compared to last year, driven by higher ORV and PWC shipments, as well as favourable ORV product mix;
●	Net income of $127.3 million, a decrease of 20.9% compared to last year;
●	Normalized EBITDA [1] of $334.4 million, an increase of 66.5% compared to last year;
●	Normalized diluted earnings per share [1][2] of $1.83, an increase of $1.36 per share, and diluted earnings per share [2] of $1.73, a decrease of $0.46 per share, compared to last year;
●	North American Powersports retail sales decreased by 7% compared to last year, mainly due to a strong end-of-season in Snowmobile last year;
●	Market share gains in North America for ORV;
●

Issuing a revised full-year guidance, incorporating incremental tariff cost net of mitigation measures, with revenues between $9.1 and $9.4 billion, and Normalized diluted earnings per share [1][2] between $3.00 and $3.50.

Valcourt, Quebec, May 28, 2026 – BRP Inc. (TSX/NASDAQ: DOO) today reported its financial results for the three-month period ended April 30, 2026. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available on SEDAR+ and EDGAR as well as in the section Quarterly Reports of BRP’s website.

“We delivered Q1 financial results above expectations, driven by higher volumes, disciplined cost management, strong overall execution and a more favourable promotional environment. We also sustained our solid retail momentum across key ORV segments, as new product introductions in the second half of last year contributed to additional market share gains,” said Denis Le Vot, President and CEO of BRP.

“As tariff policies shifted significantly during the quarter, our teams moved quickly to define mitigation measures to reduce their impact. Looking ahead, we are focused on navigating these headwinds while also protecting our long-term growth prospects. Although the geopolitical and trade environment remains volatile, we are issuing a revised full-year guidance that incorporates both positive trends in our business and net tariff costs. Thanks to our engaged dealer network, valued suppliers and leading-edge product lineups, we are confident in our ability to further strengthen our position in the future,” concluded Mr. Le Vot.

[1] See “Non-IFRS Measures” section of this press release.

[2] Earnings per share is defined as “EPS”.

Financial Highlights [3]

	Three-month periods ended
(in millions of Canadian dollars, except per share data and margin)	April 30, 2026	April 30, 2025
Revenues	$2,391.8	$1,846.9
Gross Profit	561.6	394.8
Gross Profit Margin (%)	23.5%	21.4%
Operating Income	225.5	93.9
Normalized EBITDA [1]	334.4	200.8
Net Income	127.3	161.0
Net Income (Loss) from Discontinued Operations	1.6	(10.9)
Normalized Net Income [1]	134.5	34.6
Diluted Earnings per Share [2]	1.73	2.19
Diluted Normalized Earnings per Share [1] [2]	1.83	0.47
Basic Weighted Average Number of Shares	73,151,257	73,031,821
Diluted Weighted Average Number of Shares	73,931,682	73,513,777

FISCAL YEAR 2027 REVISED GUIDANCE & OUTLOOK

The Company issued a revised FY27 guidance as follows, incorporating incremental tariff cost net of mitigation measures, and superseding prior full-year financial guidance statements issued by the Company:

Financial Metric	FY26	FY27 Guidance [5]
Revenues
Year-Round Products	$4,802.4	$5,325 to $5,450
Seasonal Products	2,291.5	2,425 to 2,500
PA&A and OEM Engines	1,348.8	1,375 to 1,425
Total Company Revenues	8,442.7	9,125 to 9,375
Normalized EBITDA [1]	1,103.4	925 to 975
Normalized Earnings per Share - Diluted [1][2]	$5.21	$3.00 to $3.50
Net Income	$340.4	$215 to $250

Other assumptions for FY27 Guidance

• Depreciation Expenses Adjusted:	~$450M (Compared to $448M in FY26)
• Net Financing Costs Adjusted:	~$180M (Compared to $188M in FY26)
• Effective tax rate [1] [4]:	~25% (Compared to 17.6% in FY26)
• Weighted average number of shares – diluted:	~74M shares (Compared to 73.1M in FY26)
• Capital Expenditures:	~$390M (Compared to $341M in FY26)

FY27 Quarterly Outlook [5]

The Company expects Q2 Fiscal 2027 Normalized diluted earnings per share [1] to be down approximately $1.60 to $1.65 versus the same three-month period in Fiscal 2026. The decline results from the net impact of tariffs, the timing of PWC shipments and higher tax incentives last year.

[1]	See “Non-IFRS Measures” section of this press release.
[2]	Earnings per share is defined as “EPS”.
[3]	Figures are on a continuing basis.
[4]	Effective tax rate based on Normalized Earnings before Normalized Income Tax.
[5]

 Please refer to the “Caution Concerning Forward-Looking Statements” and “Key Assumptions” sections of this press release for a summary of important risk factors that could affect the above guidance and of the assumptions underlying this Fiscal Year 2027 guidance.

FIRST QUARTER RESULTS

The first quarter of Fiscal 2027 was marked by double-digit revenue growth compared to the same period last year. The increase in revenues was primarily driven by higher ORV shipments and favourable product mix resulting from the introduction of new models and features in this product category. Revenue growth was also attributable to higher PWC shipments compared to the same period last year, during which shipments occurred later in the season. Gross profit and gross profit margin increased compared to last year, reflecting the positive impacts of higher volumes, lower sales programs and favourable pricing, partially offset by the impacts of global tariffs.

The Company’s North American retail sales were down 7% for the three-month period ended April 30, 2026 compared to the same period last year. The decrease in retail sales was mainly due to lower Snowmobile industry volumes compared with a strong end-of-season last year, as well as to market share losses in PWC. The decrease was partially offset by market share gains in ORV.

Revenues

Revenues increased by $544.9 million, or 29.5%, to $2,391.8 million for the three-month period ended April 30, 2026, compared to $1,846.9 million for the corresponding period ended April 30, 2025. The increase in revenues was primarily due to higher ORV and PWC shipments, as well as a favourable product mix in ORV resulting from the introduction of new models and features in this product category. The increase includes an unfavourable foreign exchange rate variation of $15 million.

●

Year-Round Products (61% of Q1-FY27 revenues): Revenues from Year-Round Products increased by $342.9 million, or 31.0%, to $1,448.7 million for the three-month period ended April 30, 2026, compared to $1,105.8 million for the corresponding period ended April 30, 2025. The increase in revenues from Year-Round Products was primarily attributable to a higher volume of units sold across most product lines and to a favourable product mix in ORV resulting from the introduction of new models and features in this product category. The increase was also attributable to a favourable pricing net of sales programs across most product lines. The increase includes an unfavourable foreign exchange rate variation of $14 million.

●

Seasonal Products (24% of Q1-FY27 revenues): Revenues from Seasonal Products increased by $149.2 million, or 35.6%, to $568.4 million for the three-month period ended April 30, 2026, compared to $419.2 million for the corresponding period ended April 30, 2025. The increase in revenues from Seasonal Products was primarily attributable to a higher volume of PWC sold compared to the same period last year, during which shipments occurred later in the season. The increase was also attributable to lower sales programs in Snowmobile.

●

PA&A, OEM Engines and Others (15% of Q1-FY27 revenues): Revenues from PA&A, OEM Engines and Others increased by $52.8 million, or 16.4%, to $374.7 million for the three-month period ended April 30, 2026, compared to $321.9 million for the corresponding period ended April 30, 2025. The increase in revenues from PA&A, OEM Engines and Others was primarily attributable to a higher volume of PA&A sold, as well as to favourable pricing across most product lines. The increase was partially offset by higher sales programs and unfavourable product mix in PA&A.

North American Retail Sales

The Company’s North American retail sales decreased by 7% for the three-month period ended April 30, 2026 compared to the same period last year. The decrease in retail sales was mainly due to lower Snowmobile industry volumes compared with a strong end-of-season last year, as well as to market share losses in PWC. The decrease was partially offset by market share gains in ORV.

●

North American Year-Round Products retail sales increased on a percentage basis in the mid-single digits compared to the three-month period ended April 30, 2025. The Year-Round Products industry sales increased on a percentage basis in the low-single digits over the same period.

●

North American Seasonal Products retail sales decreased on a percentage basis in the low thirties range compared to the three-month period ended April 30, 2025. The Seasonal Products industry sales decreased on a percentage basis in the mid-teens range over the same period.

Gross profit

Gross profit increased by $166.8 million, or 42.2%, to $561.6 million for the three-month period ended April 30, 2026, compared to $394.8 million for the three-month period ended April 30, 2025. Gross profit margin percentage increased by 210 basis points to 23.5% for the three-month period ended April 30, 2026, compared to 21.4% for the three-month period ended April 30, 2025. Gross profit and gross profit margin increased compared to last year, reflecting the positive impacts of higher volumes, lower sales programs and favourable pricing, partially offset by the impacts of global tariffs. The increase in gross profit includes an unfavourable foreign exchange rate variation of $16 million.

Operating Expenses

Operating expenses increased by $35.2 million, or 11.7%, to $336.1 million for the three-month period ended April 30, 2026, compared to $300.9 million for the three-month period ended April 30, 2025. The increase in operating expenses was mainly attributable to higher S&M expenses following the launch of campaigns to support revenue growth, as well as increased investments in R&D and G&A to reinforce product development and infrastructure, respectively. The increase was partially offset by a favourable foreign exchange variation on working capital, net of forward contracts. The increase in operating expenses includes a favourable foreign exchange rate variation of $10 million.

Normalized EBITDA [1]

Normalized EBITDA [1] increased by $133.6 million, or 66.5%, to $334.4 million for the three-month period ended April 30, 2026, compared to $200.8 million for the three-month period ended April 30, 2025. The increase in Normalized EBITDA [1] was primarily due to higher gross profit, partially offset by increased operating expenses.

Net Income

Net income decreased by $33.7 million, or 20.9%, to $127.3 million for the three-month period ended April 30, 2026, compared to $161.0 million for the three-month period ended April 30, 2025. The decrease in net income was primarily due to an unfavourable foreign exchange rate variation on the U.S. denominated long-term debt and to a higher income tax expense. The decrease was partially offset by a higher operating income.

Normalized Net Income [1]

Normalized net income [1] increased by $99.9 million, or 288.7%, to $134.5 million for the three-month period ended April 30, 2026, compared to $34.6 million for the three-month period ended April 30, 2025. The increase in Normalized net income [1] was primarily due to higher gross profit, partially offset by increased operating expenses.

[1] See “Non-IFRS Measures” section of this press release.

Net Income (Loss) from Discontinued Operations

Net income increased by $12.5 million, or 114.7%, to $1.6 million for the three-month period ended April 30, 2026, compared to a net loss of $(10.9) million for the three-month period ended April 30, 2025. The increase in net income was primarily due to the closing of the sales of Alumacraft’s and Manitou’s assets during the three-month periods ended July 31, 2025 and October 31, 2025 respectively.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated net cash flows generated from operating activities totaled $425.5 million for the three-month period ended April 30, 2026, compared to $255.8 million generated for the three-month period ended April 30, 2025. The increase was mainly due to higher profitability, favourable changes in working capital and lower income taxes paid. The favourable changes in working capital were the result of increased provisions, partially offset by increases in inventories and income tax receivables.

The Company invested $57.1 million of its liquidity in capital expenditures for the introduction of new products and modernization of the Company’s software infrastructure to support future growth.

During the three-month period ended April 30, 2026, the Company also returned $62.7 million to its shareholders through quarterly dividend payouts and share repurchase program.

Dividend

On May 27, 2026, the Company’s Board of Directors declared a quarterly dividend of $0.25 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on July 14, 2026 to shareholders of record at the close of business on June 30, 2026.

CONFERENCE CALL AND WEBCAST PRESENTATION

Today at 9 a.m. EDT, BRP Inc. will host a conference call and webcast to discuss its FY27 first quarter results. The call will be hosted by Denis Le Vot, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 62629), please dial 1 800-717-1738 (toll-free in North America). Click here for International numbers.

The Company’s first quarter FY27 webcast presentation is posted in the Quarterly Reports section of BRP’s website.

About BRP

BRP Inc. is a global leader in the world of powersports products and powertrains, built on over 80 years of ingenuity, innovation, and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on- and off-road vehicles, Quintrex boats as well as Rotax engines for karts, recreational aircraft and jet boats, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its product lines with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Headquartered in Quebec, Canada, BRP had annual sales of CA$8.4 billion from over 110 countries and employed close to 17,000 driven, resourceful people as of January 31, 2026.

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Quintrex and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to the Company’s revised Fiscal Year 2027 Guidance and related assumptions (including without limitation Revenues, Normalized EBITDA, Normalized Earnings per Share – Diluted, Net Income, Depreciation Expenses Adjusted, Net Financing Costs Adjusted, Effective Tax Rates, Weighted Average Number of Shares – diluted, and Capital Expenditures), statements relating to the declaration and payment of dividends, statements relating to its strategic plan referred to as “M28”, prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals, achievements, including the Company’s environmental, social and governance targets, goals and initiatives set forth under the Company’s new sustainability plan, Beyond the Ride – Sustainability 2030, priorities and strategies, financial position, market position, capabilities, competitive strengths and beliefs, the prospects and trends of the industries in which the Company operates, the expected demand for products and services in the markets in which the Company competes, including softer industry demand trends and sustained promotional intensity and pricing actions, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market, expected financial requirements and the availability of capital resources and liquidity, the Company’s ability to complete its process for the sale of Telwater as expected and to manage and mitigate the risks associated therewith, at expected cost levels and expected proceeds, the impact of the sale of the Marine businesses, ongoing geopolitical instability in the Middle East, including the impact of recent volatility in global oil and energy prices, potential supply chain disruptions, inflationary pressures, and broader macroeconomic conditions or any other future events or developments and other statements in this Press Release that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Company cautions that its assumptions may not materialize and that the currently challenging macroeconomic and geopolitical environments in which it evolves, including specifically the uncertainty around the potential evolution of tariffs, duties and other trade restrictions (and any retaliatory measures), as well as the ongoing geopolitical instability in the Middle East and its potential negative impact on the global economy, may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements.

In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of the Company’s management’s discussion and analysis for Fiscal 2026 (the “2026 MD&A”) for the fiscal year ended on January 31, 2026 and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission: economic conditions that impact consumer spending; inability to attract, hire and retain the services of key employees, including members of its management team, or qualified employees, including employees who possess specialized market knowledge and technical skills; failure of the Company’s information technology systems, difficulties in the continued implementation of its ERP system or a security breach or cyber-attack; international sales and operations subject it to additional risks; inability to successfully execute its strategic plan; any decline in the social acceptability of the Company or of the Company’s products or any increased restrictions on the access or the use of the Company’s products in certain locations; supply problems, termination or interruption of supply arrangements or increases in the cost of materials; indebtedness with no assurance that the Company will be able to pay its indebtedness as it becomes due; any unavailability of additional capital; fluctuations in foreign currency exchange rates; unfavourable weather conditions, and climate change, seasonal nature of the Company’s business and some of its products; reliance on a network of independent dealers and distributors to manage the retail distribution of its products and failure to establish or maintain the appropriate level of dealers and distributors; inability of dealers and distributors to secure adequate access to capital; inability to comply with laws, rules and regulations regarding product safety, health, environmental, noise pollution, privacy matters and other issues; potential vulnerability of connected products to cyber-attacks; the Company’s large fixed cost base; intense competition in all product lines and any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations; any failure to maintain an effective system of internal control over financial reporting; reliance upon the continued strength of its reputation and brands; adverse determination in any significant product liability claim against the Company; significant product repair and/or replacement due to product warranty claims or product recalls; failure to carry adequate insurance coverage; failure to successfully manage inventory levels, both at the Company’s and the dealers’ and distributors’ levels, inability to protect the Company’s intellectual property; the Company’s inability to successfully execute its manufacturing strategy or to adjust to fluctuating customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; covenants contained in agreements to which the Company is a party affecting and, in some cases, significantly limiting or prohibiting the manner in which the Company operates its businesses; impact of tax matters and changes in tax laws; impairment of the carrying value of goodwill and intangibles with indefinite useful life; deterioration in relationships with the Company’s non-unionized and unionized employees; pension plan liability; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events; volatility in the market price for the Subordinate Voting Shares; dependence on the earnings of its subsidiaries and the distribution of those earnings to BRP Inc.; the significant influence of Beaudier Group and Bain Capital; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this Press Release, including without limitation the following assumptions: industries in both Seasonal and Year-Round Products consistent with current trends and a continuously challenging macroeconomic environment; expected market share volatility; main currencies in which the Company operates will remain at near current levels; levels of inflation, which are expected to continue to ease; there will be no significant changes in tax laws or treaties applicable to the Company; the Company’s margins are expected to continue to be pressured by lower volumes; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize, and that the currently challenging macroeconomic and geopolitical environment in which it evolves may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Specifically, these assumptions reflect certain U.S. tariffs currently in effect; however, they do not fully incorporate the potential expansion of U.S. tariffs, including tariffs on all imports from Canada and Mexico, and potential retaliatory tariffs. Given the fast-evolving situation and the high degree of uncertainty around the duration of a potential trade war, it is difficult to predict how the effects would flow through the economy. New and existing tariffs could significantly affect the outlooks for economic growth, consumer spending, inflation and the Canadian dollar.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including the following:

Non-IFRS measures	Definition	Reason for use
Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements.	Assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, non-recurring gain or loss and acquisition-related costs, may be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company.
Normalized net income	Net income before normalized elements adjusted to reflect the tax effect on these elements	In addition to the financial performance of operating activities, this measure considers the impact of investing activities, financing activities and income taxes on the Company’s financial results.
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements	Assist investors in determining the tax expense relating to the normalized items explained above, as they are considered not being reflective of the operational performance of the Company.
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense	Assist investors in determining the effective tax rate including the normalized items explained above, as they are considered not being reflective of the operational performance of the Company.
Normalized earnings per share – diluted	Calculated by dividing the Normalized net income by the weighted average number of shares – diluted	Assist investors in determining the normalized financial performance of the Company’s activities on a per share basis.
Free cash flow	Cash flows from operating activities less additions to PP&E and intangible assets	Assist investors in assessing the Company’s liquidity generation abilities that could be available for shareholders, debt repayment and business combination, after capital expenditure

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

The Company refers the reader to the tables below for the reconciliations of the non-IFRS measures presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables [2]

The following tables present the reconciliation of non-IFRS measures compared to their respective IFRS measures:

	Three-month periods ended

(in millions of Canadian dollars)	April 30, 2026	April 30, 2025

Net income	$127.3	$161.0
Normalized elements
Foreign exchange loss (gain) on long-term debt and lease liabilities	9.0	(128.6)
Costs related to business combinations [3]	1.1	3.1
Other elements [4]	—	0.9
Income tax adjustment [1] [5]	(2.9)	(1.8)
Normalized net income [1]	134.5	34.6
Normalized income tax expense [1]	50.4	15.8
Financing costs adjusted [1]	44.6	46.6
Financing income	(3.1)	(1.3)
Depreciation expense adjusted [1]	108.0	105.1
Normalized EBITDA [1]	$334.4	$200.8

[1]	See “Non-IFRS Measures” section.
[2]	Figures are on a continuing basis.
[3]	Transaction costs and depreciation of intangible assets related to business combinations.
[4]	Other elements include transaction costs associated with the sale of the Marine businesses and restructuring costs.
[5]

 Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

The following table [2] presents the reconciliation of items as included in the Normalized net income [1] and Normalized EBITDA [1] compared to respective IFRS measures as well as the Normalized EPS – basic and diluted [1] calculation.

(in millions of Canadian dollars, except per share data)	Three-month periods ended
	April 30, 2026	April 30, 2025
Depreciation expense reconciliation
Depreciation expense	$108.7	$106.5
Depreciation of intangible assets related to business combinations	(0.7)	(1.4)
Depreciation expense adjusted	$108.0	$105.1
Income tax expense reconciliation
Income tax expense	$47.5	$14.0
Income tax adjustment [3]	2.9	1.8
Normalized income tax expense [1]	$50.4	$15.8
Financing costs reconciliation
Financing costs	$45.0	$46.6
Other	(0.4)	—
Financing costs adjusted	$44.6	$46.6

Normalized EPS - basic [1] calculation
Normalized net income [1]	$134.5	$34.6
Non-controlling interests	0.6	0.1
Weighted average number of shares - basic	73,151,257	73,031,821
Normalized EPS - basic [1]	$1.85	$0.48
Normalized EPS - diluted [1] calculation
Normalized net income [1]	$134.5	$34.6
Non-controlling interests	0.6	0.1
Weighted average number of shares - diluted	73,931,682	73,513,777
Normalized EPS - diluted [1]	$1.83	$0.47

[1]	See “Non-IFRS Measures” section.
[2]	Figures are on a continuing basis.
[3]

 Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

The following table presents the reconciliation of consolidated net cash flows generated from operating activities to free cash flow [1].

(in millions of Canadian dollars)	Three-month periods ended
	April 30, 2026	April 30, 2025
Net cash flows generated from operating activities	$425.5	$255.8
Additions to property, plant and equipment	(46.1)	(45.1)
Additions to intangible assets	(12.1)	(9.4)
Free cash flow [1]	$367.3	$201.3
Free cash flow from continuing operations [1]	$367.3	$203.3
Free cash flow from discontinued operations [1]	$—	$(2.0)

[1] See “Non-IFRS Measures” section.

.-30-

For media enquiries:	For investor relations:

Émilie Proulx	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	philippe.deschenes@brp.com